                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          Coram Healthcare Corporation
             (Exact name of registrant as specified in its charter)


             Delaware                                     33-0615337
     (State of Incorporation)                            (IRS Employer
                                                       Identification No.)

     Bank One Building
1125 17th Street, Suite 2100
     Denver, Colorado                                         80202
(Address of principal executive offices)                    (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


Title of each class                   Name of each exchange on which
to be so registered                   each class is to be registered
-------------------                   ------------------------------
Preferred Share                       New York Stock Exchange
Purchase Rights

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Securities to be registered pursuant to Section 12(g) of the Act:


                                    None
                              (Title of Class)
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Item 1.  Description of Securities To Be Registered.

                 On June 25, 1997, the Board of Directors (the "Coram Board") of Coram Healthcare Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.01 per share (the "Common Shares"), of the Company. The dividend is payable immediately following the approval of the Rights for listing on the New York Stock Exchange to the stockholders of record on July 9, 1997 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company units, each unit being one one- hundredth of a share, of Series X Participating Preferred Stock, par value $0.001 per share (the "Preferred Shares"), of the Company at a price of $10 per Right (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Stockholder Rights Agreement (the "Rights Agreement"), dated as of June 25, 1997, between the Company and BankBoston, N.A., as Rights Agent (the "Rights Agent").

                 Until the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Shares (any such person or group an "Acquiring Person") or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in such person or group becoming an Acquiring Person (the earlier of such dates being the "Separation Time"), the Rights will be evidenced, with respect to Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the summary of Rights attached thereto. Notwithstanding the above, certain persons acquiring more than 15% but not more than 25% of the Company's common stock with the express written approval of the Coram Board shall not be deemed Acquiring Persons. In addition, any Person who acquires shares of Common Stock or other securities of the Company resulting in beneficial ownership of Common Stock directly from the Company in a transaction expressly approved by the Coram Board (a "Direct Acquisition") will not, solely as a result of such acquisition, become an Acquiring Person; however, the shares or other securities acquired in such Direct Acquisition will be counted with respect to determining whether the beneficial owner thereof is an Acquiring Person following any subsequent acquisition or series of acquisitions (other than one or more Direct Acquisitions) in the aggregate of beneficial ownership of 2% or more of the outstanding shares of Common Stock.



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                 The Rights Agreement provides that, until the Separation Time
(or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or a new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares and such separate Right Certificates alone will evidence the Rights.

                 The Rights are not exercisable until the Separation Time. The Rights will expire as of the close of business June 25, 1998 (the "Expiration Time"), unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below. Prior to the then-prevailing Expiration Time, the Expiration Time may be extended by the Coram Board in one-year increments up to June 25, 2007 unless the Rights are earlier redeemed or exchanged by the Company.

                 Following the Separation Time, holders of Rights (other than Rights beneficially owned by the Acquiring Person, which will be void following the Separation Time) will be entitled to receive upon exercise and payment of the Exercise Price that number of units (each unit being one one-hundredth of a share) of Preferred Shares which equals the result obtained by dividing the Exercise Price by 50% of the average market price per Common Share for the twenty trading days immediately preceding the date of exercise.

                 The Exercise Price and number of Rights outstanding or, if after the Separation Time, the number and type of securities purchasable upon exercise of the Rights, shall be adjusted from time to time to prevent dilution if the Company (i) declares or pays a dividend on the Common Shares payable in Common Shares (or other capital stock), (ii) subdivides the outstanding Common Shares or (iii) combines the outstanding Common Shares into a smaller number of Common Shares. Further, the number and kind of units of Preferred Shares or other securities issuable upon the exercise of the Rights shall be adjusted if the Company (w) declares or pays a dividend on the Preferred Shares payable in stock of the Company generally entitling the holder thereof to vote in the election of directors or to vote together with the Common Stock in respect of any merger, consolidation, sale of all



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or substantially all of the Company's assets or liquidation, dissolution or winding up of the Company, (x) subdivides the outstanding Preferred Shares, (y) combines the outstanding Preferred Shares into a small number of shares or (z) issues voting stock in a reclassification of the Preferred Shares.

                 Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will entitle the holder thereof, when, as and if declared by the Coram Board, to dividends equal to 100 times all dividends declared on the Common Shares since the first issuance of any Preferred Share or fraction of a Preferred Share. In the event of the liquidation of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share plus all accrued dividends and distributions. Following payment of such preference, the holders of Common Shares shall be entitled to a payment per share equal to one one-hundredth of the Preferred Share per share payment. Following payment of this amount to the holders of the Common Shares, holders of Preferred Shares and Common Shares will participate ratably in all additional liquidation payments such that holders of Preferred Shares will receive per share 100 times the amount paid on each Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions.

                 Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of each unit of a Preferred Share (i.e., a one one-hundredth interest in a Preferred Share) purchasable upon exercise of the Rights should approximate the value of one Common Share.

                 In the event that (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the survivor or the Common Shares are exchanged for cash, stock or assets or (ii) 50% or more of the Company's consolidated assets or earning power are sold, in either case, after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than the Acquiring Person, whose Rights will be void) will thereafter have the right to receive, upon the exercise thereof at the then-current Exercise Price of each Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Exercise Price. Any Preferred Share outstanding as of the date of such business combination or other transaction described above shall entitle the holder thereof to 100 times the consideration each Common Share receives in connection therewith.



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                 At any time after a person or group becomes an Acquiring
Person, and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Shares, the Coram Board may exchange the Rights (other than Rights which have become void), in whole or in part, for Common Shares at an exchange ratio equal to the Exercise Price divided by the then market price of a Common Share.

                 The Company may elect not to issue fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                 At any time prior to the Separation Time, the Company may redeem the Rights, in whole but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                 The terms of the Rights may be amended by the Coram Board without the consent of the holders of the Rights prior to the Separation Time. After the Separation Time, no such amendment may materially and adversely affect the interests of the holders of the Rights.

                 Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                 The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Coram Board, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not materially interfere with any merger or other business combination approved by the Coram Board since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group becomes an Acquiring Person.

                 The Rights Agreement, specifying the terms of the Rights and including the form of the Certificate of Designation, Preferences and Rights setting forth the terms of the Preferred Shares the Summary of Stockholder Rights as exhibits thereto, and the form of press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.



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Item 2.   Exhibits.

          *1. Stockholder Rights Agreement, dated as of June 25, 1997, between Coram Healthcare Corporation and BankBoston, N.A., which includes the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series X Participating Preferred Stock, par value $0.001 per share, as Exhibit A, the Summary of Stockholder Rights Agreement as Exhibit B and the form of Right Certificate as Exhibit C. Pursuant to the Stockholder Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth business day after public announcement that a person or group has become an Acquiring Person or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in such person becoming an Acquiring Person.

          *2.    Form of press release dated June 26, 1997.

          * Previously filed as an exhibit to the Registrant's report on Form 8-K dated June 25, 1997 and filed with the Commission on June 27, 1997.



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                                   SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Coram Healthcare Corporation


                                         By
                                           ----------------------------
                                             Richard M. Smith,
                                               Chief Financial Officer

Dated: July 1, 1997





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                                  EXHIBIT LIST

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

  *1. Stockholder Rights Agreement, dated as of June 25, 1997, between Coram Healthcare Corporation and BankBoston, N.A., which includes the form of Certificate of Designation, Preferences and Rights setting forth the terms of the Series X Participating Preferred Stock, par value $0.001 per share, as Exhibit A, the Summary of Stockholder Rights Agreement as Exhibit B and the form of Right Certificate as Exhibit C. Pursuant to the Stockholder Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth business day after public announcement that a person or group has become an Acquiring Person or the tenth business day after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in such person becoming an Acquiring Person.

  *2.       Form of press release dated June 26, 1997.

------------------------------

* Previously filed as an exhibit to the Registrant's report on Form 8-K dated June 25, 1997 and filed with the Commission on June 27, 1997.